Exhibit 99.1

Summary of the agreement between Fangda and Bonso signed on November 06, 2017.

Party A: Bonso Electronics (Shenzhen) Co., Ltd. (hereafter "Bonso")
Party B: Shenzhen Fangda Property Development Co., Ltd. (hereafter "Fangda")

Highlight of the agreement

(1) Both parties agree to redevelop the factory land in Bao An District of Shen Zhen currently held by Bonso with area of 20,714.90 square meters.

(2) Fangda will be responsible for applying for government approval by December 31, 2019.

(3) Bonso will empty the factory land and transfer it to Fangda by December 31, 2019.

(4) Fangda will apply for changing the land to "M0" factory land and for a plot ratio of not less than 5.0.

(5) Fangda will be responsible for all the cost of development as well as all the fees and taxes required for the project.

(6) Bonso will provide the land for this project, and in return will receive 45% of the total floor area of the redeveloped property.  The property to be returned to Bonso will not be less than 35,390 square meters and it will consist of industrial building and shopping mall, and they are to be leased out for rental income.  Fangda will transfer the property to Bonso by June 30, 2022.

(7) Both parties will share the profits from the property management after the construction.  Each party will get 50% of the profits from the property management company.

(8) Fangda will pay RMB 10 million to Bonso as a compensation to relocate the existing tenant.

(9) Fangda will transfer to Bonso a total of RMB 20 million as a deposit for this project, and Bonso will return the RMB 20 million to Fangda after the agreed property (45% of the total floor area) is transferred to Bonso.